For the semi-annual period ended June 30, 2007
File number 811- 07215
Dryden Total Return Bond Fund, Inc.

SUB-ITEM 77D

Dryden Total Return Bond Fund, Inc.
Supplement dated March 30, 2007
to the Prospectus dated March 1, 2007
The following information supercedes any contrary information contained in the Prospectus, in particular, the sections listed below.
The language in the tables below is revised to show the maximum initial sales charge on Class L shares to be 4.25 instead of 5.75
To reflect these changes, the section of the Prospectus entitled FEES AND EXPENSES is amended with the following:
Shareholder Fees (paid directly from your investment)


Class L
Maximum sales charge (load) imposed on purchases
(as a percentage of offering price)
4.25

To reflect these changes, the section of the Prospectus entitled HOW TO BUY
SHARES Choosing a Share Class is amended with the following:



Class L
 Maximum initial sales charge
4.25% of the public offering price



LR00146